Exhibit 99.1

iDreamSky Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

SHENZHEN, China, March 23, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today reported unaudited financial results for the fourth quarter of 2014 and fiscal year ended December 31, 2014. The Company will host a conference call to discuss the results at 8:00 a.m. EDT (or 8:00 p.m. Beijing/Hong Kong Time) on March 23, 2015.

Quarterly Highlights

•	Total revenues were RMB328.4 million (US$52.9 million1), up 190.6% from the same quarter last year, and up 11.5% sequentially.

•	Gross profit was RMB126.8 million (US$20.4 million), up 208.3% from the same quarter last year, and up 2.9% sequentially.

•	Net income was RMB29.1 million (US$4.7 million), up 76.5% from the same quarter last year, and down 22.3% sequentially.

•	Non-GAAP adjusted net income[2] was RMB50.3 million (US$8.1 million), up 202.3% from the same quarter last year, and down 11.5% sequentially.

•	Average revenue per paying user (“ARPPU”) was RMB15.9 (US$2.6), up 120.8% from the same quarter last year, and up 20.5% sequentially.

•	Average monthly active users (“MAUs”) were 110.6 million, up 21.5% from the same quarter last year, and down 9.3% sequentially.

•	Average monthly paying users (“MPUs”) were 6.9 million, up 35.3% from the same quarter last year, and down 6.8% sequentially.

1	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the noon buying rate of RMB6.2046 to US$1.00 as published by the Federal Reserve Bank of New York on December 31, 2014. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted at such rate or at all. The percentages stated are calculated based on the RMB amounts.
2	Non-GAAP adjusted net income is net income adjusted by excluding share-based compensation expenses and share of loss from equity investments. Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Annual Highlights

•	Total revenues were RMB984.2 million (US$158.6 million), up 299.1% from RMB246.6 million in 2013.

•	Gross profit was RMB403.2 million (US$65.0 million), up 344.7% from RMB90.7 million in 2013.

•	Non-GAAP adjusted net income in 2014 was RMB172.8 million (US$27.8 million), up 498.7% from RMB28.9 million in 2013.

•	ARPPU was RMB13.3 (US$2.1), up 98.5% from RMB6.7 in 2013.

•	Total number of registered users was 774.1 million in 2014, up 94.1% from 398.8 million in 2013.

•	Total number of downloads and activations was 375.3 million in 2014, up 38.3% from 271.3 million in 2013.

Mr. Michael Chen, Chief Executive Officer of iDreamSky, commented, “This past quarter, we continued to make tremendous progress strengthening our foundation for long-term growth, particularly in regards to our game portfolio and monetization strategy. We continued to achieve significant revenue growth in the fourth quarter, and launched more than ten new games, further enhancing and diversifying our game portfolio. Heading into 2015, we are already seeing some initial success in the development and launch of mobile games based on popular TV shows in China. We believe that this will provide many future opportunities to integrate mobile games with other forms of entertainment, such as talent shows, variety shows and other pop culture content. We have also acquired the exclusive distribution rights of several international hit games in the Greater China region, further expanding our game pipeline. In addition, we continued to make progress on the international expansion front. By December 2014, we have launched two games in the Hong Kong, Macau and Taiwan markets.”

Mr. Michael Chen continued, “Furthermore, last quarter our game operations team strengthened our communication with users. Based on live user feedback, as well as increased expertise in game operations and big data analysis, we were able to better satisfy user needs and preferences, enabling us to enhance user experience and increase user stickiness on our platform, which contributed to more effective monetization.”

Mr. Jun Zou, Chief Financial Officer of iDreamSky, added, “We are proud of the progress we made in 2014, where we grew our total revenues by nearly 300% from last year to RMB984.2 million and non-GAAP net income by nearly 500% from last year to RMB172.8 million, and successfully completed our IPO on NASDAQ. During the fourth quarter, our total revenue and non-GAAP net income achieved solid year-over-year growth of more than 190% and 200%, respectively. The growth was driven by a strong and diversified game portfolio, our ability to target and attract new users, and improving monetization capability. We are confident that the same drivers will help us maintain our leading market position and continued growth in 2015.”

Key Operating Data

	For the Three Months Ended
	December 31, 2013		September 30, 2014		December 31, 2014
	(in millions, except RMB and dollar amounts and percentages)

Downloads and activations(1)		79.0		116.9		108.3
Average MAUs(2)		91.0		122.0		110.6
Average DAUs(3)		25.4		27.4		26.2
Average MPUs(4)		5.1		7.4		6.9
ARPPU(5)	RMB	7.2	RMB	13.2	RMB	15.9 (US$2.6)
Paying ratio(6)		5.7%		6.1%		6.2%

	For the Year Ended
	December 31, 2013		December 31, 2014
	(in millions, except RMB and dollar amounts)

Downloads and activations		271.3		375.3
Registered users(7)		398.8		774.1
ARPPU	RMB	6.7	RMB	13.3 (US$2.1)

(1)	“Downloads and activations” refer to a completed download and installation of one of Company’s mobile games that successfully connects to the Company’s SDK network through log-in or registration by a user.
(2)	“MAUs” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(3)	“Daily active users,” or “DAUs,” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular day. Average DAUs for a particular period is the average of the DAUs in each day during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(4)	“MPUs” refer to the number of unique accounts through which a payment is made in the Company’s mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment is made is counted as more than one paying user.
(5)	“ARPPU” refers to the average amount of the revenue that we generate from each of the Company’s paying users.
(6)	“Paying ratio” for a given quarter equals to average MPUs divided by average MAUs for that quarter.
(7)	“Registered users” refer to users of mobile devices who have at least played one game published by the Company.

Operating Review

Users

•	Average MAUs in the fourth quarter of 2014 were 110.6 million, up 21.5% from 91.0 million in the fourth quarter of 2013 and down 9.3% from 122.0 million from the third quarter of 2014.

•	Average DAUs in the fourth quarter of 2014 were 26.2 million, up 3.1% from 25.4 million in the fourth quarter of 2013 and down 4.4% from 27.4 million in the third quarter of 2014.

•	Total number of registered users was 774.1 million in 2014, up 94.1% from 398.8 million in 2013.

•	Total number of downloads and activations was 375.3 million in 2014, up 38.3% from 271.3 million in 2013.

The year-over-year increase in average MAUs and average DAUs for the fourth quarter of 2014, as well as the year-over-year increases in annual registered users and annual downloads and activations, were primarily due to the continued popularity of existing games as the Company (i) offered new and improved functionalities, gameplay options, and game editions to maintain user interest, (ii) increased cross-promotion activities to enhance user engagement and (iii) ran promotional events to reward user loyalty, all of which contributed to higher user retention on the Company’s game platform. In addition, the Company operated 57 games as of December 31, 2014, compared to 46 as of December 31, 2013. The continuous roll-out of new content strengthens the Company’s ability to acquire new users.

Furthermore, the Company introduced and enhanced its platform services, including leaderboards and user tournaments that enable in-game interaction, competition and social networking among users, which help make the Company’s mobile game publishing platform more engaging to users. Powered by its strong data analysis engine and capitalizing on an increasingly large amount of historical user data, the Company was able to present more accurate targeted game recommendations to existing users based on their interests and profiles, achieving more downloads and activations on its game platform.

The sequential decrease in average MAUs and average DAUs in the fourth quarter of 2014 was due to seasonality, as users typically have less time to play games in the second and fourth quarters of each year, which have less public holidays and school breaks. In addition, the Company’s casual games, which are played by more students than mid- and hardcore games are, are affected by seasonality to a greater extent.

In the fourth quarter of 2014, the Company maintained the leading position as the largest independent mobile game publishing platform in China, with a market share of 27.8% by number of active users, according to Analysys International, an independent market research firm.

Monetization

•	Average MPUs in the fourth quarter of 2014 were 6.9 million, up 35.3% from 5.1 million in the fourth quarter of 2013 and down 6.8% from 7.4 million in the third quarter of 2014.

•	Paying ratio in the fourth quarter of 2014 was 6.2%, up from 5.7% in the fourth quarter of 2013 and 6.1% in the third quarter of 2014.

•	ARPPU in the fourth quarter of 2014 was RMB15.9 (US$2.6), up 120.8% from RMB7.2 in the fourth quarter of 2013 and up 20.5% from RMB13.2 in the third quarter of 2014. ARPPU in 2014 was RMB13.3 (US$2.1), up 98.5% from RMB6.7 in 2013.

The year-over-year increases in average MPUs, paying ratio and ARPPU for the quarter, as well as the increase in ARPPU from 2013 to 2014, were primarily due to the Company’s increasingly effective monetization strategies as well as its expanded portfolio of mid- and hardcore games, which typically command higher ARPPU. The Company increased user spending by identifying and implementing new monetization points suitable for mobile users in China, optimizing its virtual goods merchandising strategy through data analysis, and maintaining user engagement through various platform services. The popularity of both the Company’s existing and new games was also a major factor for the enhanced monetization.

The sequential increases in paying ratio and ARPPU for the quarter were due to (i) the same factors contributing to the year-over-year increases in these two metrics as discussed above and (ii) a stronger contribution by mid- and hardcore games, which typically have higher ARPPU, to the Company’s total revenues and overall ARPPU, because seasonality had a greater impact on the performance of the Company’s casual games. The sequential decrease in average MPUs in the fourth quarter of 2014 was due to seasonality.

Game Portfolio

As of December 31, 2014, the Company had a diversified portfolio of 30 casual games and 27 mid- and hardcore games, compared with 27 casual games and 25 mid- and hardcore games as of September 30, 2014. During the fourth quarter of 2014, the Company further diversified its game portfolio by introducing games of different genres.

In the first quarter of 2015, the Company acquired exclusive distribution rights for the Greater China markets to Monument Valley, a highly acclaimed mobile puzzle game. Since its launch in April 2014, Monument Valley hit number 1 on Apple’s App Store’s paid apps list in 66 countries, and was recognized as one of the Top Ten Video Games of the Year by Time Magazine in 2014. The Company plans to launch Monument Valley in the first half of 2015. Other games in the pipeline for the first half of 2015 include Marvel Run Jump Smash of Disney, Shadow Blade of Dead Mage, and Cookie Run of Devsisters. In addition to mobile games, the Company acquired rights to develop and publish two mobile games based on Chinese TV shows, capitalizing on their popularity. As demonstrated by these latest acquisitions, the Company continues to be the partner of choice for international game developers seeking to launch their games in China and brings compelling value to developers of mobile games and producers of entertainment content.

Distribution and Payment Channels

In the fourth quarter of 2014, the Company deepened its partnerships with its major distribution and payment channels. For example, the Company worked with major app stores and mobile browsers in China to launch a series of promotional and marketing activities to reward user loyalty and attract new users, contributing to increased user stickiness and more in-game spending on the Company’s game platform. In addition, the Company was able to negotiate more favorable payment processing fee rates with certain of its payment channel partners, such as Alipay.

Financial Review

	For the Three Months Ended				For the Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
	(unaudited)
Financial Summary:
Total revenues	113,038	294,458	328,441	52,935	246,568	984,153	158,617
Gross profit	41,127	123,226	126,774	20,432	90,670	403,199	64,984
Operating income	21,033	41,117	30,103	4,852	33,842	6,943	1,119
Net income/(loss)	16,492	37,447	29,106	4,691	27,845	(16,701)	(2,692)
Non-GAAP adjusted net income	16,632	56,788	50,271	8,103	28,858	172,775	27,846
Net (loss)/income attributable to Company’s ordinary shareholders	(218,646)	(79,103)	29,169	4,701	(278,127)	(1,071,765)	(172,737)

Fourth Quarter 2014 Results

Revenues

Total revenues for the fourth quarter of 2014 were RMB328.4 million (US$52.9 million), representing an increase of 190.6% from RMB113.0 million for the fourth quarter of 2013 and an increase of 11.5% from RMB294.5 million for the third quarter of 2014.

The year-over-year and sequential increases in the fourth quarter total revenues were primarily due to the significant increases in game revenues as a result of the continued popularity of the Company’s existing games, its enhanced game portfolio and effective monetization strategies.

In October 2014, the Company launched Fruit Ninja for Tencent on both Android and iOS platforms, which rapidly gained wide popularity and generated impressive gross billings. However, the game’s performance was negatively affected when more than ten other games were launched on Weixin in the fourth quarter of 2014. The Company’s revenue for the fourth quarter of 2014 was also negatively impacted as a result of a delay in the launch of Cookie Run due to that the Company received the source code of the game later than scheduled and the testing period by the distribution platform was extended. In addition, the monetization of some of the Company’s casual games launched on a large distribution platform was less than expected, as the final gross billings generated from these games were lower than expected due to third-party telecom carrier billing code issues. The Company has started to gradually replace those third-party billing codes with its own billing codes. This will give the Company better control over prediction and recording of the actual gross billings generated in these games

Cost of Revenues

Cost of revenues for the fourth quarter was RMB201.7 million (US$32.5 million), representing an increase of 180.4% from RMB71.9 million for the fourth quarter of 2013 and an increase of 17.8% from RMB171.2 million for the third quarter of 2014. Cost of revenues as a percentage of total revenues for the fourth quarter of 2014 was 61.4%, compared with 63.6% for the fourth quarter of 2013 and 58.2% for the third quarter of 2014.

The decrease in cost of revenues as a percentage of total revenues from the same period last year was primarily due to the decrease in channel costs as a percentage of total revenues, resulting from optimized payment and more efficient distribution solutions. The increase in cost of revenues as a percentage of total revenues from the prior quarter was primarily due to (i) higher content provider costs for the Company’s mid- and hardcore games, which had an increased contribution to the Company’s total revenues during the quarter and whose revenue are accounted for on a gross basis, (ii) higher accumulated amortization expenses associated with games launched in previous quarters, and (iii) the payment of technical service fees in connection with certain outsourced research and development and art design activities.

Gross Profit

As a result, the Company’s gross profit in the fourth quarter of 2014 was RMB126.8 million (US$20.4 million), representing an increase of 208.3% from RMB41.1 million for the fourth quarter of 2013 and an increase of 2.9% from RMB123.2 million for the third quarter of 2014.

Operating Income and Non-GAAP Adjusted Operating Income

Operating income in the fourth quarter of 2014 was RMB30.1 million (US$4.9 million), an increase of 43.1% from RMB21.0 million for the fourth quarter of 2013 and a decrease of 26.8% from RMB41.1 million for the third quarter of 2014. Non-GAAP adjusted operating income for the fourth quarter of 2014, which is operating income excluding share-based compensation expenses, was RMB49.3 million (US$7.9 million), representing an increase of 133.3% from RMB21.1 million for the fourth quarter of 2013 and a decrease of 16.2% from RMB58.8 million for the third quarter of 2014.

•	Research and development expenses. Research and development expenses in the fourth quarter of 2014 were RMB24.4 million (US$3.9 million), which accounted for 7.4% of total revenues, compared with 4.3 % in the fourth quarter of 2013 and 7.2% in the third quarter of 2014. Both the year-over-year and sequential increases were primarily due to increased employee costs, and in particular share-based compensation expenses.

In the fourth quarter of 2014, the Company made some breakthrough in the development of mobile games based on popular non-game entertainment content. For example, the Company’s self-developed Running Men, an endless running game based on a popular TV variety show in China, had more than one million active users and grossed more than RMB1.0 million during the first two days of its launch.

•	Sales and marketing expenses. Sales and marketing expenses in the fourth quarter of 2014 were RMB38.0 million (US$6.1 million), which accounted for 11.6% of total revenues, compared with 8.3% for the fourth quarter of 2013 and 12.5% for the third quarter of 2014. The year-over-year increase was primarily due to increased spending on promotional activities in connection with the introduction of new games in the fourth quarter of 2014. The slight sequential decrease was due to the improved effectiveness of the Company’s target marketing and promotional activities.

•	General and administrative expenses. General and administrative expenses in the fourth quarter of 2014 were RMB35.8 million (US$5.8 million), which accounted for 10.9% of total revenues, compared with 5.2% for the fourth quarter of 2013 and 10.2% for the third quarter of 2014. The year-over-year increase was due to payment of professional fees associated with becoming a public company and share-based compensation expenses. The slight sequential increase was primarily due to the payment of additional professional fees associated with public company compliance.

Net Income and Non-GAAP Adjusted Net Income

The Company’s net income in the fourth quarter of 2014 was RMB29.1 million (US$4.7 million), representing an increase of 76.5% from net income of RMB16.5 million for the fourth quarter of 2013, and a decrease of 22.3% from RMB37.4 million for the third quarter of 2014.

Non-GAAP adjusted net income in the fourth quarter of 2014, which is net income excluding share-based compensation expenses of RMB19.2 million (US$3.1 million) and share of loss from equity investments of RMB2.0 million (US$0.3 million), was RMB50.3 million (US$8.1 million), representing an increase of 202.3% from RMB16.6 million for the fourth quarter of 2013 and a decrease of 11.5% from RMB56.8 million for the third quarter of 2014.

Net Income/(loss) Attributable to the Company’s Ordinary Shareholders

Net income attributable to the Company’s ordinary shareholders for the fourth quarter of 2014 was RMB29.2 million (US$4.7 million). This compares to a net loss attributable to the Company’s ordinary shareholders of RMB218.6 million for the fourth quarter of 2013 and a net loss attributable to the Company’s ordinary shareholders of RMB79.1 million for the third quarter of 2014.

Basic and diluted net income per ADS for the fourth quarter of 2014 were RMB0.68 (US$0.11) and RMB0.64 (US$0.10), respectively. This compares to basic and diluted net loss per ADS of RMB21.31 and RMB21.31, respectively, for the fourth quarter of 2013, and basic and diluted net loss per ADS of RMB2.64 and RMB2.64, respectively, for the third quarter of 2014.

Non-GAAP basic and diluted adjusted net income per ADS for the fourth quarter of 2014 were RMB1.16 (US$0.19) and RMB1.12 (US$0.18), respectively. This compares to non-GAAP basic and diluted adjusted net loss per ADS of RMB21.31 and RMB21.31, respectively, for the fourth quarter of 2013, and non-GAAP basic and diluted adjusted net loss per ADS of RMB2.00 and RMB2.00, respectively, for the third quarter of 2014.

2014 Full Year Results

Revenues

Total revenues in 2014 were RMB984.2 million (US$158.6 million), an increase of 299.1% from RMB246.6 million in 2013.

The increase was primarily driven by the Company’s enhanced game portfolio, which contributed to the expansion of the Company’s user base, and its effective monetization strategies.

Cost of Revenues

Cost of revenues in 2014 were RMB581.0 million (US$93.6 million), an increase of 272.7% from RMB155.9 million in 2013. Cost of revenues as a percentage of total revenues for 2014 was 59.0%, compared to 63.2% in 2013.

The decrease in cost of revenues as a percentage of total revenues from 2013 to 2014 was primarily due to (i) economies of scale of the Company’s operations and (ii) the payment of value-added tax (which is accounted for through offsetting revenues) rather than business tax (which is accounted for as part of cost of revenues) in 2014 due to changes in applicable PRC tax laws.

Gross Profit

As a result, the Company gross profit in 2014 was RMB403.2 million (US$65.0 million), representing an increase of 344.7% from RMB90.7 million in 2013.

Operating Income/Non-GAAP Adjusted Operating Income

Operating income in 2014 was RMB6.9 million (US$1.1 million), representing a decrease of 79.5% from RMB33.8 million in 2013. Non-GAAP adjusted operating income excluding share-based compensation expenses in 2014 was RMB192.7 million (US$31.1 million), representing an increase of 463.9% from RMB34.2 million in 2013.

•	Research and development expenses. Research and development expenses in 2014 were RMB63.7 million (US$10.3 million), which as a percentage of total revenues accounted for 6.5%, compared with 5.8% in 2013.

•	Sales and marketing expenses. Sales and marketing expenses in 2014 were RMB104.6 million (US$16.9 million), which as a percentage of total revenues accounted for 10.6%, compared with 11.3% in 2013.

•	General and administrative expenses. General and administrative expenses in 2014 were RMB236.8 million (US38.2 million), which as a percentage of total revenues accounted for 24.1%, compared with 6.0% in 2013.

Net Income/(Loss) and Non-GAAP Adjusted Net Income

Net loss in 2014 was RMB16.7 million (US$2.7 million), compared to net income of RMB27.8 million in 2013.

Non-GAAP adjusted net income in 2014, which is net income excluding share-based compensation expenses of RMB185.8 million (US$29.9 million) and share of loss from equity investments of RMB3.7 million (US$0.6 million), was RMB172.8 million (US$27.8 million), compared to non-GAAP adjusted net income of RMB28.9 million in 2013, representing an increase of 498.7%.

Net Loss Attributable to the Company’s Ordinary Shareholders

Net loss attributable to the Company’s ordinary shareholders in 2014 was RMB1,071.8 million (US$172.7 million), including accretion to convertible redeemable preferred shares redemption value of RMB1,054.9 million (US$170.0 million). This compares to net loss attributable to the Company’s ordinary shareholders in 2013 of RMB278.1 million.

Basic and diluted net loss per ADS for 2014 were RMB45.36 (US$7.32) and RMB45.36 (US$7.32), respectively. This compares to basic and diluted net loss per ADS for 2013 of RMB27.88 and RMB27.88, respectively.

Non-GAAP basic and diluted adjusted net loss per ADS for 2014 were RMB37.32 (US$6.01) and RMB37.32 (US$6.01), respectively. This compares to non-GAAP basic and diluted adjusted net loss per ADS for 2013 of RMB27.76 and RMB27.76, respectively.

Cash and Cash Equivalents

Cash and cash equivalents were RMB929.8 million (US$149.9 million) as of December 31, 2014, up from RMB179.7 million as of December 31, 2013.

Outlook

For the first quarter of 2015, the Company expects revenue of RMB340.0 million (US$54.8 million), an increase of 95.3% year-over-year. This forecast is based on the Company’s current view on its recent operational results, estimated performance of its games and general market conditions, which may fluctuate and are subject to change.

Conference Call Information

The Company will announce and discuss its results for the fourth quarter of 2014 via conference call at 8:00 a.m. U.S. Eastern Daylight Time, corresponding to 8:00 p.m. Beijing/Hong Kong Time, on March 23, 2015. Dial-in details for the earnings conference call are as follows:

International:   +1-412-902-4272

U.S. Toll Free: +1-888-346-8982

Hong Kong:     800-905945

China: 4001-201203

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. Eastern Daylight Time, March 30, 2015. The dial-in details for the replay are as follows:

International:   +1-412-317-0088

U.S. Toll Free: +1-877-344-7529

Passcode:        10062069

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of iDreamSky’s website at http://ir.idreamsky.com.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) is the largest independent mobile game publishing platform in China based on the number of active users in the fourth quarter of 2014, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire, retain and monetize users; the fact that a relatively small number of games continue to account for a substantial majority of the Company’s revenue, and declines in popularity of these games could harm its financial results; the Company’s ability to extend the life cycle of its existing popular games and to source and launch new popular games in a timely manner; the fact that revenues from new games may not be sufficient to offset declines in revenues in more mature games; market acceptance of new games and enhancements to existing games; the Company’s relationship with developers of popular games and its ability to enter into favorable revenue sharing arrangements with the developers; the Company’s relationship with China’s major mobile game distribution and payment processing platforms; the continued growth of the Company’s proprietary distribution channel and the effectiveness of cross-promotion on its platform; intense competition in the mobile game industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; general economic conditions and their impact on consumer spending, especially leisure spending; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on August 7, 2014. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (i) share-based compensation expenses and (ii) share of loss from equity investments, as applicable. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. The Company has included the “adjusted net income” information because it is a key measure the Company uses to evaluate its operating performance, generate future operating plans and make strategic decision for the allocation of capital. However, non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

iDreamSky Contact:

For investor and media inquiries, please contact:

iDreamSky Technology Limited

Ms. Caroline Dong

Phone: +86-755-8668-5111 (8010)

E-mail: ir@idreamsky.com

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	As of December 31	As of December 31
	2013	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	179,658	929,829	149,861
Accounts receivable	76,900	204,541	32,966
Amounts due from related parties	56	16,277	2,623
Prepayments and other current assets	7,078	193,424	31,174
Deferred tax assets	1,262	—	—

Total current assets	264,954	1,344,071	216,624

Non-current assets
Equity investments	1,330	26,801	4,320
Prepayment and other assets	—	42,833	6,904

Available-for-sale securities	—	19,852	3,200
Property and equipment, net	8,684	15,901	2,563
Intangible assets, net	2,040	97,505	15,715
Other non-current assets	1,630	3,423	553

Total non-current assets	13,684	206,315	33,255

Total assets	278,638	1,550,386	249,879

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	86,235	182,663	29,440
Deferred revenue	—	41,411	6,674
Accruals and other current liabilities	20,800	47,286	7,624
Short-term bank loans	—	20,000	3,223
Income tax payable	7,239	5,781	932
Amounts due to related parties	8,879	18,706	3,015

Total current liabilities	123,153	315,847	50,908

Non-current liabilities
Deferred income tax liability	—	27,005	4,352

Total non-current liabilities	—	27,005	4,352

Total liabilities	123,153	342,852	55,260

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	As of December 31,	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Mezzanine equity
Series A convertible preferred shares (US$0.0001 par value, 6,750,000 shares authorized, issued and outstanding as of December 31, 2013, and none outstanding December 31, 2014)	3,270	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 25,000,000 shares authorized, issued and outstanding as of December 31, 2013, and none outstanding December 31, 2014)	159,757	—	—
Series A-1 convertible preferred shares (US$0.0001 par value, 19,717,880 shares authorized, issued and outstanding as of December 31, 2013, and none outstanding December 31, 2014)	51,452	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value, 11,111,100 shares authorized, issued and outstanding as of December 31, 2013, and none outstanding December 31, 2014)	71,962	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 27,948,320 shares authorized, issued and outstanding as of December 31, 2013, and none outstanding December 31, 2014)	184,223	—	—

Total mezzanine equity	470,664	—	—

IDREAMSKY TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	As of December 31	As of December 31
	2013 RMB	2014 RMB	2014 US$
		(Unaudited)	(Unaudited)
Shareholders’ equity
Common shares (US$0.0001 par value);	26	107	17
Additional paid-in capital	—	2,460,677	396,589
Statutory reserves	2,701	5,237	844
Accumulated deficits	(322,619)	(1,248,020)	(201,144)
Accumulated other comprehensive income/(loss)	4,661	(10,693)	(1,723)

Total iDreamSky Technology Limited shareholders’ deficit equity	(315,231)	1,207,308	194,583

Non-controlling interest	52	226	36

Total shareholders’ equity	(315,179)	1,207,534	194,619

Total liabilities, mezzanine equity and shareholders’ equity	278,638	1,550,386	249,879

IDREAMSKY TECHNOLOGY LIMITED

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares and earnings per share)

	For the Three Months Ended				For the Twelve Months Ended
	December 31 2013 RMB	September 30 2014 RMB	December 31 2014 RMB	December 31 2014 US$	December 31 2013 RMB	December 31 2014 RMB	December 31 2014 US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Game revenue	111,772	293,463	328,303	52,913	244,806	982,845	158,406
Advertising revenue	—	497	12	2	—	603	97
Other revenue	1,266	498	126	20	1,762	705	114

Total revenues	113,038	294,458	328,441	52,935	246,568	984,153	158,617

Cost of revenues	(71,911)	(171,232)	(201,667)	(32,503)	(155,898)	(580,954)	(93,633)

Gross profit	41,127	123,226	126,774	20,432	90,670	403,199	64,984

Operating expenses:
Research and development expenses	(4,911)	(21,252)	(24,445)	(3,940)	(14,214)	(63,678)	(10,263)
Sales and marketing expenses	(9,343)	(36,951)	(37,969)	(6,119)	(27,940)	(104,645)	(16,866)
General and administrative expenses	(5,863)	(30,019)	(35,834)	(5,775)	(14,780)	(236,788)	(38,163)

Total operating expenses	(20,117)	(88,222)	(98,248)	(15,834)	(56,934)	(405,111)	(65,292)

Other gain, net	23	6,113	1,577	254	106	8,855	1,427
Operating income	21,033	41,117	30,103	4,852	33,842	6,943	1,119

Other (expenses)/income:
Interest income	33	121	1,157	186	81	1,785	288
Finance (costs)/income, net	170	(63)	6,413	1,034	266	5,107	823
Share of losses from associates	(58)	(1,661)	(1,995)	(322)	(170)	(3,726)	(601)
Income before income tax	21,178	39,514	35,678	5,750	34,019	10,109	1,629
Income tax expense	(4,686)	(2,067)	(6,572)	(1,059)	(6,174)	(26,810)	(4,321)
Net income/ (loss)	16,492	37,447	29,106	4,691	27,845	(16,701)	(2,692)
Less: Net loss/(income) attributable to the non-controlling interest shareholders	(66)	(57)	(63)	(10)	(287)	174	28
Net (loss)/income attributable to iDreamSky Technology Limited	16,558	37,504	29,169	4,701	28,132	(16,875)	(2,720)
Accretion to convertible redeemable preferred shares redemption value	(235,204)	(116,607)	—	—	(262,782)	(1,054,890)	(170,017)
Deemed dividend to Series A preferred shareholders	—	—	—	—	(14,402)	—	—
Deemed dividend to Li Meiping	—	—	—	—	(29,075)	—	—
Net (loss)/income attributable to ordinary shareholders	(218,646)	(79,103)	29,169	4,701	(278,127)	(1,071,765)	(172,737)

	For the Three Months Ended				For the Twelve Months Ended
	December 31 2013 RMB	September 30 2014 RMB	December 31 2014 RMB	December 31 2014 US$	December 31 2013 RMB	December 31 2014 RMB	December 31 2014 US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss)/income	16,492	37,447	29,106	4,691	27,845	(16,701)	(2,692)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments, net of tax	3,588	(2,615)	(5,230)	(843)	4,559	(15,354)	(2,475)
Comprehensive (loss)/income	20,080	34,832	23,876	3,848	32,404	(32,055)	(5,167)
Less: Comprehensive (loss)/income attributable to the non-controlling interest	(66)	(57)	(63)	(10)	(287)	174	28
Comprehensive (loss)/income attributable to iDreamSky Technology Limited	20,146	34,889	23,939	3,858	32,691	(32,229)	(5,195)

Net (loss)/income per share attributable to iDreamSky Technology Limited
-Basic(RMB)	(5.33)	(0.66)	0.17	0.03	(6.97)	(11.34)	(1.83)
-Diluted(RMB)	(5.33)	(0.66)	0.16	0.03	(6.97)	(11.34)	(1.83)

Net (loss)/income per ADS attributable to iDreamSky Technology Limited
-Basic	(21.31)	(2.64)	0.68	0.11	(27.88)	(45.36)	(7.32)
-Diluted	(21.31)	(2.64)	0.64	0.1	(27.88)	(45.36)	(7.32)

Share-based compensation expense included in:
- Cost of revenues	23	185	184	30	89	441	71
- Research and development expenses	43	4,926	5,073	818	174	10,943	1,764
- Sales and marketing expenses	—	127	126	20	—	275	44
- General and administrative expenses	16	12,442	13,787	2,222	66	174,091	28,058

IDREAMSKY TECHNOLOGY LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for number of shares and earnings per share)

	For the three months ended				For the Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited	RMB Unaudited	RMB Unaudited	US$ Unaudited

GAAP operating income/(loss)	21,033	41,117	30,103	4,852	33,842	6,943	1,119
Share-based compensation expense	82	17,680	19,170	3,090	329	185,750	29,937

Non-GAAP operating income	21,115	58,797	49,273	7,942	34,171	192,693	31,056

Net income/(loss)	16,492	37,447	29,106	4,691	27,845	(16,701)	(2,692)
Share-based compensation expense	82	17,680	19,170	3,090	329	185,750	29,937
Share of loss from equity investments	58	1,661	1,995	322	170	3,726	601
Fair value change of preferred share warrant liability	—	—	—	—	514	—	—

Non-GAAP net income	16,632	56,788	50,271	8,103	28,858	172,775	27,846

GAAP loss per share attributable to common shareholders
-Basic	(5.33)	(0.66)	0.17	0.03	(6.97)	(11.34)	(1.83)
-Diluted	(5.33)	(0.66)	0.16	0.03	(6.97)	(11.34)	(1.83)

GAAP loss per ADSs attributable to common shareholders
-Basic	(21.31)	(2.64)	0.68	0.11	(27.88)	(45.36)	(7.32)
-Diluted	(21.31)	(2.64)	0.64	0.1	(27.88)	(45.36)	(7.32)

Non-GAAP loss per share attributable to common shareholders
-Basic	(5.33)	(0.50)	0.29	0.05	(6.94)	(9.33)	(1.50)
-Diluted	(5.33)	(0.50)	0.28	0.05	(6.94)	(9.33)	(1.50)

Non-GAAP loss per ADSs attributable to common shareholders
-Basic	(21.31)	(2.00)	1.16	0.19	(27.76)	(37.32)	(6.01)
-Diluted	(21.31)	(2.00)	1.12	0.18	(27.76)	(37.32)	(6.01)

Weighted average number of common shares used in per share calculation:

-Basic	41,032,120	120,471,629	173,912,753	173,912,753	39,925,000	94,548,430	94,548,430

-Diluted	41,032,120	120,471,629	180,720,850	180,720,850	39,925,000	94,548,430	94,548,430